News Release

Dynasty Gaming to Acquire Stake in
3Q1 Technologies (Shanghai) Ltd.

Dynasty’s Mahjong software to be integrated with 3Q1 game

Montreal, Canada and Shanghai, PRC…..3 July 2007….. Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB: “DNYFF”) today announced that it has signed a Letter of Intent (“LOI”) with 3Q1 Technologies (Shanghai) Ltd (“3Q1”) to purchase an initial10 per cent stake in 3Q1 in exchange for a cash payment. This transaction includes an option for Dynasty Gaming to eventually acquire up to a 25 per cent holding in 3Q1, which is an online mahjong game developer and operator with offices in Shanghai and Guangzhou.

“This initial purchase of a stake in 3Q1 will provide Dynasty with an opportunity to further its China strategy and to get even closer to China’s universe of online mahjong players, a good number of whom are already 3Q1 clients” said Albert Barbusci, Dynasty’s chief executive. “As well, the acquisition will enable an integration of our best-in-class play-for-points technology with that of 3Q1’s game client and tournament platform and it will ensure that future product development is completely in line with market appetites.”

An additional important advantage of the link with 3Q1 will be the eventual transfer of Dynasty’s play-for-points and non-cash technology development work to the 3Q1 team in China. According to Barbusci, “Dynasty will achieve a substantial savings in salary and hardware costs over the next twelve months by moving development to China.”

For 3Q1 the partnership with Dynasty will provide access to an impressive network of marketing and distribution channels serving several million registered users. Desmond Chu, 3Q1’s chief executive officer, acknowledged that “Dynasty’s powerful channels will enable us virtually overnight to increase exponentially our mahjong player base and our revenue generating potential.”

Managing 3Q1’s integration with Dynasty will be mahjong industry veteran Huang Jianzhong, who set up his own company organizing offline tournaments prior to joining 3Q1 as COO. Apart from being an avid online mahjong player and having won numerous titles, Mr. Huang is also a Co-founder and Chairman of the China Mahjong Federation (CMF). CMF is an alliance of the top mahjong players throughout China.

This transaction with 3Q1 is expected to be completed by end-August, 2007.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

Forward-looking Statements
This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

About Dynasty Gaming Inc.

In cooperation with Beijing-based 95Joy, Dynasty Gaming, through its wholly owned subsidiaries, is aggressively pursuing agreements with major companies in the Peoples Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong software.

Success to date includes the establishment of a relationship with Beijing Junnet Science and Technology Company Limited (www.junnet.cn), one of the largest prepaid card distributors in China, for the marketing and distribution of prepaid cards for accessing a play-for-points version of Mahjong on sites in China. Dynasty has also entered into a formal agreement with Sohu.com Inc. (www.sohu.com), one of China’s most widely used interactive online sources for information, entertainment and communications incorporating a leading portal with more than 100 million registered users. Dynasty has also entered into discussions with Shanda Interactive Entertainment Limited to facilitate the licensing of Dynasty’s gaming software. Shanda is China’s leading interactive entertainment media company (www.snda.com).

Dynasty’s relationship with Sun Media Investment Holdings ltd. (www.chinasunmedia.com), China’s largest privately owned multi-media provider, represents a powerful channel through which to create enhanced awareness of an online version of Mahjong, a national sport in China. An agreement with Las Vegas From Home.com Entertainment Inc. (www.lvfh.com) allows Dynasty to provide all of its marketing channel partners with its own Mahjong game together with LVFH’s full suite of popular Asian-style specialty games.

Dynasty Gaming’s 92.3 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com and at SEDAR (www.sedar.com) under Dynasty Gaming Inc.

About 3Q1

3Q1 (http://www.3Q1.com.cn) is the leading mahjong game portal in China. It was originally developed by Softworld, a well-known online game developer focused on MMPORGs. Specializing in tournaments, 3Q1 re-launched its game in March 2007 to a loyal base of competitive mahjong players, many of whom are veteran mahjong champions who have won national and international honours. Being the “Official Online Training Ground” for the World Series of Mahjong, 3Q1 organized 10 qualifiers to the Macau event with special endorsement from reputable media partners including PPLive, Tianya and 21CN.

About AGORACOM Investor Relations

Investors are asked to visit http://www.agoracom.com/IR/DynastyGaming, the Dynasty Gaming IR Hub, where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to DNY@agoracom.com, where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

For additional information contact:

Albert Barbusci	Thomas Walsh
Dynasty Gaming Inc.	Alliance Advisors, LLC
(514) 288-0900 Ext. 224	(646) 415-8321